Exhibit 99(a)(1)(A)

OFFER TO PURCHASE FOR CASH

BY

SIERRA INCOME CORPORATION

UP TO 620,420 SHARES OF COMMON STOCK

AT A PURCHASE PRICE EQUAL TO $8.98,

WHICH REPRESENTS THE COMPANY’S NET ASSET VALUE PER SHARE

AS OF MARCH 31, 2015

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON

JUNE 26, 2015, UNLESS THE OFFER IS EXTENDED.

To the Stockholders of Sierra Income Corporation:

Sierra Income Corporation, an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company,” “our,” “we,” or “us”), is offering to purchase up to 620,420 shares of our issued and outstanding Common Stock, par value $0.001 per share. This amount represents the lesser of (i) the number of shares the Company can repurchase with the proceeds it received from the issuance of Common Stock under the Company’s distribution reinvestment plan during the three months ended March 31, 2015 or (ii) 2.5% of the weighted average number of Common Stock outstanding in the prior four calendar quarters. During any calendar year, we intend to limit the number of shares we offer to repurchase to 10% of the weighted average number of shares outstanding during the prior calendar year. The term “Shares” as used herein refers only to those shares of our common stock that are eligible to be repurchased. The purpose of this Offer to Purchase is to provide stockholders with a measure of liquidity, since there is otherwise no public market for the shares of our common stock. See Section 2 below. The Offer is for cash at a price equal to $8.98, which represents the Company’s net asset value per share as of March 31, 2015 (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer will expire at 12:00 Midnight, Eastern Time, on June 26, 2015, unless extended.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 3 BELOW.

IMPORTANT INFORMATION

Stockholders who desire to tender their Shares should either: (1) properly complete and sign the Letter of Transmittal, provide thereon the original of any required signature guarantee(s) and mail or deliver it and any other documents required by the Letter of Transmittal; or (2) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Stockholders who desire to tender Shares registered in the name of such a firm must contact that firm to effect a tender on their behalf. Tendering stockholders will not be obligated to pay brokerage commissions in connection with their tender of Shares, but they may be charged a fee by such a firm for processing the tender(s). The Company reserves the absolute right to reject tenders determined not to be in appropriate form.

IF YOU DO NOT WISH TO TENDER YOUR SHARES, YOU NEED NOT TAKE ANY ACTION.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS (THE “BOARD”) NOR SIC ADVISORS LLC (THE “ADVISER”) MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY, ITS BOARD OR THE ADVISER AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN

FROM TENDERING SHARES PURSUANT TO THE OFFER OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFER OTHER THAN AS CONTAINED HEREIN OR IN THE ACCOMPANYING LETTER OF TRANSMITTAL. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ITS BOARD OR THE ADVISER. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.

SUMMARY TERM SHEET

(Section references are to this Offer to Purchase)

This Summary Term Sheet highlights the material information concerning this Offer. For a more complete discussion of the terms and conditions of the Offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal.

What is the Offer?

•	We are offering to purchase up to 620,420 Shares. This amount represents the lesser of (i) the number of shares the Company can repurchase with the proceeds it received from the issuance of Common Stock under the Company’s distribution reinvestment plan during the three months ended March 31, 2015 or (ii) 2.5% of the weighted average number of Common Stock outstanding in the prior four calendar quarters. During any calendar year, we intend to limit the number of shares that we offer to repurchase to 10% of the weighted average number of shares outstanding during the prior calendar year. The Offer is for cash at a price per share equal to $8.98, which represents the Company’s net asset value per share as of March 31, 2015 (the “Purchase Price”).

Why is the Company making the tender offer?

•	The Offer is designed to provide a measure of liquidity to our stockholders since there is otherwise no current public market. Pursuant to our prospectus dated April 13, 2015, as amended or supplemented (the “Prospectus”), we indicated that we began making quarterly repurchase offers beginning in the third quarter of 2013, in line with our previously announced intention to commence our repurchase program approximately one year from the commencement of our operations. See Section 2 below.

When will the Offer expire, and may the Offer be extended?

•	The Offer will expire at 12:00 Midnight, Eastern Time, on June 26, 2015, unless extended. We may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. See Section 14 below.

What is the most recent public offering price per share?

•	The most recent public offering price per share is $10.00.

Are there conditions to the Offer?

•

Yes. We will limit repurchases in each quarter to the lesser of (i) the number of shares the Company can repurchase with the proceeds it received from the issuance of Common Stock under the Company’s distribution reinvestment plan during the three months ended March 31, 2015 or (ii) 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. However, you may request that we repurchase all of the shares of our common stock that you own. To the extent that the number of shares of our common stock submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis among the requests for repurchase received by us. Any shares not purchased during the tender offer period will need to be re-submitted for repurchase in subsequent offers at the subsequent per-share price. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency. Our board of directors has the right to suspend or terminate the share repurchase program to the extent that it determines that it is in our best interest to do so. We will promptly notify our stockholders of any changes to the share repurchase program, including any suspension or termination of it in our periodic or current reports or by means of a separate mailing to you. See Section 3 below for a more complete description of the conditions to the Offer.

How do I tender my Shares?

•	If you own Shares that are registered in your name, you should obtain the Offer, which consists of the Offer to Purchase, the related Letter of Transmittal and any amendments or supplements thereto. Once you receive these materials, you should read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by us at the address listed on page 9, in proper form, before 12:00 Midnight, Eastern Time, on June 26, 2015 (unless the Offer is extended by us, in which case the new deadline will be as stated in the public announcement of the extension). If your Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in “street name”), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Company by 12:00 Midnight, Eastern Time, on June 26, 2015 (or if the Offer is extended, the expiration date as extended). See Section 4 below.

Is there any cost to tender?

•	There is no cost charged by us in connection with this Offer. Your broker, dealer, commercial bank, trust company or other nominee may charge you fees according to its individual policies. See the Letter of Transmittal.

May I withdraw my Shares after I have tendered them and, if so, by when?

•	Yes, you may withdraw your Shares at any time prior to the expiration of the Offer (including any extension period) by submitting a Notice of Withdrawal to us at the address listed on page 9. In addition, you may withdraw your tendered Shares any time after July 6, 2015 (which is 40 business days after the commencement of the Offer), if they have not been accepted for payment by that date. See Section 5 below.

How do I withdraw tendered Shares?

•	A notice of withdrawal of tendered Shares must be timely received by us, which specifies the name of the stockholder who tendered the Shares, the number of Shares being withdrawn and other information. See Section 5 below and the Form of Notice of Withdrawal which accompanies this Offer as Exhibit 99(a)(1)(C).

May I place any conditions on my tender of Shares?

•	No.

Is there a limit on the number of Shares I may tender?

•	No.

What if more than the amount of Shares offered for repurchase are tendered (and not timely withdrawn)?

•	We will purchase duly tendered Shares from tendering stockholders pursuant to the terms and conditions of the Offer on a pro rata basis in accordance with the number of Shares tendered by each stockholder (and not timely withdrawn). Any shares not purchased during the tender offer period will need to be re-submitted for repurchase in subsequent offers at the subsequent per-share price.

If I decide not to tender, how will the Offer affect the Shares I hold?

•	Your percentage ownership interest in the Company will increase after completion of the Offer. See Section 10 below.

Does the Company have the financial resources to make payment?

•	Yes. See Section 7 below.

If Shares I tender are accepted by the Company, when will payment be made?

•	Payment for properly tendered Shares (not timely withdrawn) will be made promptly following expiration of the Offer. See Section 6 below.

Is my sale of Shares in the Offer a taxable transaction?

•	For most stockholders, yes. We anticipate that U.S. Stockholders, other than those who are tax-exempt, who sell Shares in the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted basis in the Shares. The sale date for tax purposes will be the date we accept Shares for purchase. See Section 13 below for details, including the nature of the income or loss and the possibility of other tax treatment. Section 13 also discusses the treatment of Non-U.S. Stockholders. Please consult your tax adviser as well.

Is the Company required to complete the Offer and purchase all Shares tendered, assuming the total Shares tendered are less than the total Shares offered?

•	Under most circumstances, yes. There are certain circumstances, however, in which we will not be required to purchase any Shares tendered, as described in Section 3 below.

Is there any reason Shares tendered would not be accepted?

•	We have reserved the right to reject any and all tenders determined by us not to be in appropriate form. For example, tenders will be rejected if the tender does not include original signature(s) or the original of any required signature guarantee(s).

How will tendered Shares be accepted for payment?

•	Properly tendered Shares will be accepted for payment promptly following expiration of the Offer. See Section 6 below.

What action need I take if I decide not to tender my Shares?

•	None.

Does management encourage stockholders to participate in the Offer, and will they participate in the Offer?

•	No. Neither we nor our Board nor the Adviser is making any recommendation to tender or not to tender Shares in the Offer. See Section 9 below.

How do I obtain information?

•	Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other Offer documents should be directed to Sierra Income Corporation’s Investment Processing Department of DST Systems, Inc. as follows:

Our website:	http://www.sierraincomecorp.com/

Telephone:	(888) 292-3178

U.S. mail:	Sierra Income Corporation 375 Park Avenue, 33rd Floor New York, New York 10152

If you do not own Shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Letter of Transmittal should be sent to the Company at the following address:

Regular Mail Investment Processing Department c/o DST Systems, Inc. P.O. Box 219731 Kansas City, MO 64121-9731	Overnight Mail Investment Processing Department c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

1. Purchase Price; Number of Shares; Expiration Date.

Sierra Income Corporation, an externally managed, non-diversified, closed-end management investment company incorporated in Maryland, is offering to purchase up to 620,420 Shares. This amount represents the lesser of (i) the number of shares the Company can repurchase with the proceeds it received from the issuance of Common Stock under the Company’s distribution reinvestment plan during the three months ended March 31, 2015 or (ii) 2.5% of the weighted average number of Common Stock outstanding in the prior four calendar quarters. During any calendar year, we intend to limit the number of shares we offer to repurchase to 10% of the weighted average number of shares outstanding during the prior calendar year. The term “Shares” as used herein refers to all of our shares of common stock held by stockholders as of the date of this Offer. The purpose of the Offer is to provide stockholders with a measure of liquidity since there is otherwise no public market for our Shares. See Section 2 below. The Offer is for cash at a price per share equal to $8.98, which represents the Company’s net asset value per share as of March 31, 2015. You will not receive interest on the Purchase Price under any circumstances.

If you wish to tender your Shares to be repurchased, you submit the Letter of Transmittal dated May 27, 2015, which has been mailed to you. If more than the amount of Shares offered for repurchase are duly tendered pursuant to the Offer (and not withdrawn, as provided in Section 5 below), we will repurchase Shares on a pro-rata basis, in accordance with the number of Shares duly tendered by or on behalf of each stockholder (and not so withdrawn). As a result, we may repurchase less than the full amount of Shares that you request to have repurchased.

As of May 21, 2015, there were 65,719,364 shares of our common stock issued and outstanding, which includes shares purchased by SIC Advisors LLC, and shares of common stock issued pursuant to our distribution reinvestment plan (“DRIP”), and there were 15,156 holders of record of our shares. Of these shares, we are offering to repurchase up to 620,420 shares. Certain of the holders of record are brokers, dealers, commercial banks, trust companies and other institutions that hold shares in nominee name on behalf of multiple beneficial owners.

The Offer will remain open until 12:00 Midnight, Eastern Time, on June 26, 2015 (the “Expiration Date”), unless and until we, in our discretion, extend the period of time during which the Offer will remain open. If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the latest time and date at which the Offer expires. See Section 14 below for a description of our rights to extend, delay, terminate and/or amend the Offer.

We will publish a notice to all stockholders if we decide to extend, terminate, supplement or amend the terms of the Offer. If the Offer is scheduled to expire within ten (10) business days from the date we notify you of a significant amendment to the Offer, we also intend to extend the Offer, if necessary, to ensure that the Offer remains open for at least five (5) business days after the date we publish notice of the amendment. To the extent the methodology by which we determine the price at which Shares will be repurchased changes following the date tender offer materials were provided to you, we will extend the Offer by at least ten (10) business days.

A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time.

In the judgment of our Board, including the independent directors, the Offer is in the best interests of our stockholders and does not violate applicable law. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock. In addition, the Maryland General Corporation Law requires that distributions may be made from (a) a corporation’s net earnings for the fiscal year in which the distribution is made, or (b) the sum of the net earnings of the corporation for the preceding eight fiscal quarters.

The Board also considered the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase Shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of our assets (including fees and costs associated with disposing of assets);

•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing Shares or portions thereof; and

•	the condition of the securities markets.

The Board has approved this Offer. The Board recognizes that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors, and stockholders should consult with their personal advisers if they have questions about their financial or tax situation. As a result, we are not expressing any opinion as to whether a stockholder should accept or reject this Offer.

2. Purpose of the Offer; Plans or Proposals of the Company.

The purpose of the Offer is to provide a measure of liquidity to our stockholders since there is otherwise no public market for the Shares. In our Prospectus, we indicated our intention to periodically repurchase a limited number of Shares at a price equal price equal to the most recently disclosed net asset value per share of our common stock immediately prior to the date of repurchase. This intention is a recognition of the fact that our shares are not listed on a national securities exchange and have limited liquidity prior to the occurrence of a “liquidity event,” as defined in the Prospectus to include, among other things, (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. In the Prospectus, the Company indicated that from time to time, it may offer to repurchase Shares at such times and on such terms as may be determined by the Board in its complete and absolute discretion.

In this regard, in the Prospectus, we undertook to make offers to repurchase Shares beginning 12 months after we met the minimum offering requirement. In the Prospectus, we stated that these repurchases would be made at such times and on such terms as may be determined by the Board, in its complete and exclusive discretion. Although the decision whether to repurchase Shares is at the Board’s sole discretion, we announced our intention to limit the number of Shares to be repurchased during any calendar year to the number of Shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the sale of our investments as of the end of the applicable quarter to repurchase shares. In addition, we intend to limit the number of Shares to be repurchased in any calendar year to no more than 10% of the weighted average number of Shares outstanding in the prior calendar year.

We do not have any present plans or proposals and are not engaged in any negotiations that relate to or would result in: (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of accompanying the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company; (d) any change in the composition of the Board or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; (e) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the

Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”); (f) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (g) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

3. Certain Conditions of the Offer.

Shares held of record as of the date of this Offer are eligible to be repurchased pursuant to the Offer. If the amount of repurchase requests exceeds the number of Shares we seek to repurchase, we will repurchase Shares on a pro-rata basis. Any shares not purchased during the tender offer will need to be re-submitted for repurchase in subsequent offers at the subsequent per-share price.

Notwithstanding any other provision of the Offer, we will not be required to purchase any Shares tendered pursuant to the Offer if such repurchase will cause us to be in violation of the securities, commodities or other laws of the United States or any other relevant jurisdiction. Further, we will not be required to purchase any Shares tendered in the Offer if there is any (i) material legal action or proceeding instituted or threatened which challenges, in the Board’s judgment, the Offer or otherwise materially adversely affects the Company, (ii) declaration of a banking moratorium by Federal, state or foreign authorities or any suspension of payment by banks in the United States, New York State or in a foreign country which is material to the Company, (iii) limitation that affects the Company or the issuers of its portfolio securities imposed by Federal, state or foreign authorities on the extension of credit by lending institutions or on the exchange of foreign currencies, (iv) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country that is material to the Company, or (v) other event or condition which, in the Board’s judgment, would have a material adverse effect on the Company or its stockholders if Shares tendered pursuant to the Offer were purchased.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and any such condition may be waived by us, in whole or in part, at any time and from time to time in its reasonable judgment. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time; provided that any such waiver shall apply to all tenders of Shares. Any determination by us concerning the events described in this Section 3 shall be final and binding.

We reserve the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. See Section 14 below.

4. Procedures for Tendering Shares.

Participation in the Offer is voluntary. If you elect not to participate in the Offer, your Shares of common stock will remain outstanding. To participate in the Offer, you must complete and deliver the accompanying Letter of Transmittal to us at:

Regular Mail Investment Processing Department c/o DST Systems, Inc. P.O. Box 219731 Kansas City, MO 64121-9731	Overnight Mail Investment Processing Department c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

The Letter of Transmittal must be received by us at the address above before 12:00 Midnight, Eastern Time on June 26, 2015, when the Offer expires.

a. Proper Tender of Shares and Method of Delivery. For Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal bearing original signature(s) for all Shares to be tendered and any other documents required by the Letter of Transmittal must be physically received by us at the address listed above before 12:00 Midnight, Eastern Time, on the Expiration Date. These materials may be sent via mail, courier or personal delivery. Stockholders who desire to tender Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to effect a tender on their behalf.

THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER. IF DOCUMENTS ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURED, IS RECOMMENDED.

Stockholders have the responsibility to cause their Shares to be tendered, the Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by the Letter of Transmittal, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the purchase amount.

b. Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any or all tenders determined not to be in appropriate form or to refuse to accept for payment, purchase, or pay for, any Shares if, in the opinion of our counsel, accepting, purchasing or paying for such Shares would be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or stockholder(s). Our interpretations, in consultation with our counsel, of the terms and conditions of the Offer shall be final and binding.

NEITHER THE COMPANY, NOR ITS BOARD, NOR THE ADVISER NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

c. United States Federal Income Tax Withholding. To prevent the imposition of U.S. federal backup withholding tax equal to 28% of the gross payments made pursuant to the Offer, prior to receiving such payments, each stockholder accepting the Offer who has not previously submitted to the Company a correct, completed and signed Internal Revenue Service (“IRS”) Form W-9 (“Form W-9”) (for U.S. Stockholders) or IRS Form W-8BEN (“Form W-8BEN”), IRS Form W-8IMY (“Form W-8IMY”), IRS Form W-8ECI (“Form W-8ECI”), or other applicable form (for Non-U.S. Stockholders), or otherwise established an exemption from such withholding, must submit the appropriate form to the Company. See Section 13 below.

For this purpose, a “U.S. Stockholder” is, in general, a stockholder that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. A “Non-U.S. Stockholder” is any stockholder other than a U.S. Stockholder.

5. Withdrawal Rights.

At any time prior to 12:00 Midnight, Eastern Time, on the Expiration Date, and, if the Shares have not by then been accepted for payment by us, at any time after July 6, 2015 (which is forty (40) business days after the commencement of the Offer), any stockholder may withdraw any amount of the Shares that the stockholder has tendered.

To be effective, a written notice of withdrawal of Shares tendered must be timely received by us via mail, courier or personal delivery at the address listed on page 9. Any notice of withdrawal must be substantially in the form attached hereto as Exhibit 99(a)(1)(C) and specify the name(s) of the person having tendered the Shares to be withdrawn and the number of Shares to be withdrawn.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered by following the procedures described in Section  4 above prior to 12:00 Midnight, Eastern Time, on the Expiration Date.

6. Payment for Shares.

Our acceptance of your Shares will form a binding agreement between you and the Company on the terms and subject to the conditions of this Offer. You will not receive interest on the Purchase Price under any circumstances.

In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by us of: (a) a Letter of Transmittal properly completed and bearing original signature(s) and any required signature guarantee(s) and (b) any other documents required by the Letter of Transmittal. Stockholders may be charged a fee by a broker, dealer or other institution for processing the tender requested. We will pay any transfer taxes payable on the transfer of Shares purchased pursuant to the Offer. If, however, tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person of such Shares will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. We may not be obligated to purchase Shares pursuant to the Offer under certain conditions. See Section 3 above.

Any tendering stockholder or other payee who has not previously submitted a correct, completed and signed Form W-9, Form W-8BEN, Form W-8IMY, Form W-8ECI or other appropriate form, as necessary, and who fails to complete fully and sign either the Substitute Form W-9 in the Letter of Transmittal or other appropriate form (e.g., Form W-8BEN, Form W-8IMY or Form W-8ECI) and provide such properly completed form to us may be subject to federal backup withholding tax of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer. See Section 13 regarding this tax as well as possible withholding at the rate of 30% (or lower applicable treaty rate) on the gross proceeds payable to tendering Non-U.S. Stockholders.

7. Source and Amount of Funds.

The total cost to us of purchasing a maximum of 620,420 of our issued and outstanding Shares pursuant to the Offer, assuming a Purchase Price of $8.98 per Share, would be $5,571,372. As discussed in Section 1, we are limiting the aggregate number of Shares to be repurchased to 620,420, which represents the number of shares the Company can repurchase with the proceeds it received from the issuance of Common Stock under the Company’s distribution reinvestment plan during the three months ended March 31, 2015. During any calendar year, we intend to limit the number of shares we repurchase to 10% of the weighted average number of shares outstanding during the prior calendar year. The actual number of Shares that will be repurchased and, therefore, our total cost of purchasing Shares pursuant to the Offer, is not determinable at this time. We will use cash on hand to fund the purchase of shares validly tendered and not withdrawn in the offer.

8. Financial Statements.

Financial statements have not been included since the consideration offered to stockholders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and files its reports electronically on the EDGAR system.

Information about the Company and reports filed with the SEC can be viewed and copied at the SEC’s Public Reference Room in Washington, DC. Information about the Reference Room’s operations may be obtained by calling the SEC at (202) 551-8090. Reports and other information about the Company are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington, DC 20549.

9. Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.

As of May 21, 2015, we are not aware of any persons that are beneficial owners of 5% or more of our outstanding shares of common stock, as determined in accordance with Rule 13d-3 under the Exchange Act.

The directors and executive officers of the Company and the aggregate number and percentage of the shares held by each of them beneficially are set forth in the table below.

Summary of Ownership by Officers and Directors:

The following table sets forth information regarding the beneficial ownership of our common stock as of May 21, 2015, in each case including shares of common stock which may be acquired by such persons within 60 days, by:

•	each of our officers and directors; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned as of May 21, 2015
Beneficial Owner(1)	Number	Percentage(2)
SIC Advisors LLC	1,108,144.04	1.69%
Interested Directors:
Seth Taube(3)	1,108,144.04	1.69%
Brook Taube(3)	1,108,144.04	1.69%
Independent Directors:
Oliver T. Kane	—	—
Valerie Lancaster-Beal	—	—
Stephen R. Byers	—	—
Executive Officers:
Richard T. Allorto, Jr.	—	—
Jeff Tonkel	—	—
John D. Fredericks
All officers and directors as a group (8 persons)	1,108,144.04	1.69%

(1)	The business address of each individual or entity listed in the table is c/o Medley LLC, 375 Park Ave., 33rd Floor, New York, NY 10152.
(2)	Based on a total of 65,719,364 shares of common stock issued and outstanding as of the date of this Offer.
(3)	Brooke Taube and Seth Taube indirectly control SIC Advisors LLC and, as a result, may be deemed to be the beneficial owner of the shares held by SIC Advisors.

During the 60 days prior to the Company’s May 26, 2015 weekly closing, the Company has issued an aggregate of approximately 5.7 million shares, including DRIP shares, for net proceeds of approximately $51.7 million in closings that occurred on May 18, 2015, May 11, 2015, May 4, 2015, April 27, 2015, April 20, 2015, April 13, 2015, April 6, 2015, and March 31, 2015. Except for shares purchased under our DRIP, and based upon our records and upon information provided to us, there have not been any other transactions in shares that were effected during such period by any of our directors or executive officers, any person controlling the Company, any director or executive officer of any corporation or other person ultimately in control of the Company, any associate or minority-owned subsidiary of the Company or any executive officer or director of any subsidiary of the Company. Except as set forth in this Offer, neither we nor, to the best of our knowledge, any of the above mentioned persons, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations). Based upon information provided or available to us, none of our directors, officers or affiliates intends to tender Shares pursuant to the Offer. The Offer does not, however, restrict the purchase of Shares pursuant to the Offer from any such person.

10. Certain Effects of the Offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of stockholders who do not tender Shares. All stockholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding shares of our common stock and the reduction in the Company’s assets resulting from payment for the tendered Shares. See Section 7 above. All Shares purchased by the Company pursuant to the Offer will be retired and thereafter will be authorized and unissued shares.

11. Certain Information about the Company.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. We have elected to be treated for federal income tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). We are managed by the Adviser, a private investment firm that is registered as an investment adviser with the Securities and Exchange Commission and is an affiliate of ours. The Adviser oversees the management of our activities and is responsible for making investment decisions for our portfolio.

Our investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by primarily lending to and investing in the debt of privately owned U.S. middle-market companies, which we define as companies with annual revenue between $50 million and $1 billion. We focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will continue to bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We may also make equity investments in companies that we believe will generate appropriate risk adjusted returns, although we do not expect such investments to be a substantial portion of our portfolio. During our offering period and thereafter, if our Adviser deems it appropriate and to the extent permitted by the 1940 Act, we may invest a portion of our assets in more liquid debt securities, some of which may trade on a national securities exchange.

Our principal office is located at 375 Park Avenue, 33rd Floor, New York, New York 10152.

12. Additional Information.

Information concerning our business, including our background, strategy, business, investment portfolio, competition, and personnel, as well as our financial information, is included in:

•	our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC on March 6, 2015; and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as filed with the SEC on May 7, 2015; and

•	our Issuer Tender Offer Statement on Schedule TO as filed with the SEC on March 24, 2015.

Each of the foregoing documents is incorporated by reference herein. We also hereby incorporate by reference additional documents that we may file with the SEC between the date of this Offer and the Expiration Date of this Offer. You may inspect and copy these reports, proxy statements and other information, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

13. Certain United States Federal Income Tax Consequences.

The following discussion is a general summary of the federal income tax consequences of a sale of Shares pursuant to the Offer. This summary is based upon the Code, applicable Treasury regulations promulgated thereunder, rulings and administrative pronouncements and judicial decisions, each as in effect as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion This summary addresses only Shares held as capital assets and does not address certain tax consequences that may be relevant to certain types of holders subject to special treatment under United States federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances. In addition, this summary does not address (a) any state, local or foreign tax considerations that may be relevant to a stockholder’s decision to tender Shares pursuant to the Offer; or (b) any tax consequences to partnerships or entities classified as partnerships for U.S. federal tax purposes (or their partners or members) tendering Shares pursuant to the Offer. Stockholders should consult their own tax advisers regarding the tax consequences of a sale of Shares pursuant to the Offer, as well as the effects of state and local or foreign tax laws. See Section 4.c. “Procedures for Tendering Shares — United States Federal Income Tax Withholding” above.

a. U.S. Stockholders. The sale of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash: (a) results in a “complete termination” of the stockholder’s interest in the Company, (b) is “substantially disproportionate” with respect to the stockholder or (c) is “not essentially equivalent to a dividend” with respect to the stockholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. Although it is generally anticipated that most stockholders who tender shares would satisfy one of these three tests for “sale or exchange” treatment, stockholders should consult their own tax advisers to determine if any of these tests would be satisfied in light of their own unique circumstances. If any of these three tests for “sale or exchange” treatment is met, a stockholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the tax basis of the Shares sold. The gain or loss will be a capital gain or loss. In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for such Shares is more than one year. The maximum long-term capital gains rate applicable to individual stockholders is generally 20%. The ability to deduct capital losses is limited. Under the “wash sale” rules of the Code, recognition of a loss on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent a stockholder acquires substantially identical Shares within 30 days before or after the date the Shares are purchased by the Company pursuant to the Offer. In that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss. Additionally, any loss realized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gains dividends received by the stockholder (or amounts credited to the stockholder as undistributed capital gains) with respect to such Shares.

If none of the tests set forth in Section 302(b) of the Code is met, amounts received by a stockholder who sells Shares pursuant to the Offer will be taxable to the stockholder as a “dividend” to the extent of such Stockholder’s allocable share of the Company’s current or accumulated earnings and profits. The excess of such amounts received over the portion that is taxable as a dividend will constitute a non-taxable return of capital (to the extent of the Stockholder’s tax basis in the Shares sold pursuant to the Offer). Any amounts received in excess of the Stockholder’s tax basis in such case will be treated as gain from a “sale or exchange” of such Shares taxable as discussed in the preceding paragraph. If the amounts received by a tendering Stockholder are treated as a “dividend,” the tax basis in the Shares tendered to the Company will be transferred to any remaining Shares held by such stockholder.

In addition, if a tender of Shares is treated as a “dividend” to a tendering stockholder, the Internal Revenue Service may take the position that a constructive distribution under Section 305(c) of the Code may result to a stockholder whose proportionate interest in the earnings and assets of the Company has been increased by such tender. Stockholders are urged to consult their own tax advisers regarding the possibility of deemed distributions resulting from the purchase of Shares pursuant to the Offer.

Individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses).

The Company may be required to withhold 28% of the gross proceeds paid to a U.S. Stockholder or other payee pursuant to the Offer unless either: (a) the U.S. Stockholder has completed and submitted to the Company a Form W-9 (or Substitute Form W-9), providing the U.S. Stockholder’s employer identification number or social security number as applicable, and certifying under penalties of perjury that: (1) such number is correct; (2) either (i) the U.S. Stockholder is exempt from backup withholding, (ii) the U.S. Stockholder has not been notified by the IRS that the U.S. Stockholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Stockholder that the U.S. Stockholder is no longer subject to backup withholding; or (b) an exception applies under applicable law. A Substitute Form W-9 is included as part of the Letter of Transmittal for U.S. Stockholders.

b. Non-U.S. Stockholders. The U.S. federal income taxation of a Non-U.S. Stockholder on a sale of Shares pursuant to the Offer depends on whether this transaction is “effectively connected” with a trade or business carried on in the U.S. by the Non-U.S. Stockholder (and if an income tax treaty applies, on whether the Non-U.S. Stockholder maintains a U.S. permanent establishment) as well as the tax characterization of the transaction as either a sale of the Shares or a dividend distribution by the Company, as discussed above for U.S. Stockholders. If the sale of Shares pursuant to the Offer is not so effectively connected (or, if an income tax treaty applies, the Non-U.S. Stockholder does not maintain a U.S. permanent establishment) and if, as anticipated for U.S. Stockholders, it gives rise to gain or loss rather than dividend treatment, any gain realized by a Non-U.S. Stockholder upon the tender of Shares pursuant to the Offer generally will not be subject to U.S. federal income tax or to any U.S. tax withholding; provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under an income tax treaty) if the Non-U.S. Stockholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale. If, however, Non-U.S. Stockholders are deemed, for the reasons described above in respect of U.S. Stockholders, to receive a dividend distribution from the Company with respect to Shares they tender, the portion of the distribution treated as a dividend to the Non-U.S. Stockholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Stockholder (or, if an income tax treaty applies, the Non-U.S. Stockholder does not maintain a U.S. permanent establishment). The amount of the dividend subject to withholding tax generally would not include any portion of such dividend properly reported as a capital gain dividend and any portion of such dividend properly reported as an interest-related dividend or short-term capital gain dividend.

If the amount realized on the tender of Shares by a Non-U.S. Stockholder is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Stockholder (and, if an income tax treaty applies, the Non-U.S. Stockholder maintains a U.S. permanent establishment), regardless of whether the tender is characterized as a sale or as giving rise to a dividend distribution from the Company for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner discussed above as if the Shares involved were tendered by a U.S. Stockholder.

Any dividends received by a corporate Non-U.S. Stockholder that are effectively connected with a U.S. trade or business in which the corporate stockholder is engaged (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the corporate Non-U.S. Stockholder) also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Non-U.S. Stockholders should provide the Company with a properly completed Form W-8BEN, Form W-8IMY, Form W-8ECI or other applicable form in order to avoid 28% backup withholding on the cash they receive from the Company regardless of how they are taxed with respect to their tender of the Shares involved.

The tax discussion set forth above is included for general information only. Each Stockholder is urged to consult such Stockholder’s own tax adviser to determine the particular tax consequences to him or her of the Offer, including the applicability and effect of state, local and foreign tax laws.

14. Amendments; Extension of Tender Period; Termination.

We reserve the right, at any time during the pendency of the Offer, to amend, supplement, extend or terminate the Offer in any respect. Without limiting the manner in which we may choose to make a public announcement of such an amendment, supplement, extension or termination, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, except as provided by applicable law (including Rules 14e-1(d) and 13e-4(e)(3) promulgated under the Exchange Act).

We may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than 9:00 A.M., Eastern Time, on the next business day after the Offer would have expired. Except to the extent required by applicable law (including Rule 13e-4(f)(1) promulgated under the Exchange Act), we will have no obligation to extend the Offer.

15. Forward Looking Statements; Miscellaneous.

This Offer may include forward-looking statements. The forward-looking statements contained in this Offer may include statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of the investments that we expect to make;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	our repurchase of Shares;

•	actual and potential conflicts of interest with our Adviser and its affiliates;

•	the dependence of our future success on the general economy and its effect on the industries in which we invest;

•	the ability to qualify and maintain our qualification as a RIC and a BDC; and

•	the impact on our business of the Dodd-Frank Act and the rules and regulations issued thereunder.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this Offer involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in the “Risk Factors” section of our prospectus, dated April 13, 2015, as amended or supplemented. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this Offer on information available to us on the date of this Offer, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this Offer are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933.

The Offer is not being made to, nor will we accept tenders from, or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Shares in accordance with the Offer would not be in compliance with the laws of such jurisdiction. We, however, reserve the right to exclude stockholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as we make a good-faith effort to comply with any state law deemed applicable to the Offer, we believe that the exclusion of holders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more brokers or dealers licensed under the laws of such jurisdiction.

May 27, 2015	SIERRA INCOME CORPORATION